Mail Stop 4561

March 2, 2006

Anthony Alda, Chief Executive Officer
NS8 Corporation
One Union Square
600 University Street, Suite 1525
Seattle, WA 98101

> **Re:** **NS8 Corporation**
> **Registration Statement on Form SB-2**
> **File No. 333-130305**
> **Amendment Filed on February 15, 2005**
>
> **Form 10-KSB for the fiscal year ended December 31, 2004**
> **Filed on April 4, 2005**
>
> **Form 10-QSB/A for the quarterly period ended September 30,**
> **2005 Filed on February 15, 2006**

Dear Mr. Alda:

We have reviewed your amended filing. Where indicated, we think you should revise your document in response to these comments.

<u>Registration Statement on Form SB-2</u>

<u>General</u>

1. Please refer to Item 310(g) of Regulation S-B for the updating requirements. After February 14, 2006, audited financial statements for the year ended December 31, 2005 are required.

2. Please file on EDGAR a redlined version of the next amendment to your registration statement. See Rule 472 of Regulation C and Rule 310 of Regulation S-T.

3. We note the response letter that discusses your responses to our prior comments 1 and 2 of our letter dated January 10, 2006 and your indication that the securities purchase agreement entered into between NS8 Corporation and Cornell Capital Partners, LP has been amended to satisfy the concerns noted in our prior comments. It does not appear that you have filed the amended exhibit. Please do so with your next amendment or revise the exhibit table to provide appropriate incorporation of the document, if it has been filed elsewhere.

Management's Discussion of Liquidity and Capital Resources-Liquidity and Capital Resources, page 12

4. We are reissuing our prior comment 8 of our letter dated January 10, 2006 and will evaluate your compliance with our comment after giving consideration to your disclosure that contained a discussion of the your financial condition at the year ended December 31, 2005. Please revise to provide a meaningful discussion of the company's current short-term and long-term liquidity position.   Discuss with reasonable specificity the effect that the imbalance between current assets and current liabilities has had and will have on your operations. This section should indicate the minimum period of planned operations which NS8's currently available capital resources will enable it to fund. If that period is less than 12 months, state the estimated amount of funds that the company will need to obtain in order to operate for a minimum period of twelve months from the date of the prospectus. Discuss the plans or proposals to acquire those funds, and the potential consequences if all or part of the needed funds is not obtained. In quantitative terms, discuss the rate at which the company is using funds in operations currently and describe any recent or proposed changes in operations that have had or will have any significant impact on the rate at which funds are used in operations.

Form 10-KSB for the fiscal year ended December 31, 2004

5. We will evaluate your response to our prior comment 11 of our letter dated January 10, 2006 upon review of the company's Form 10-KSB for the fiscal year ended December 31, 2005.

Form 10-QSB/A for the quarterly period ended September 30, 2005 filed on February 15, 2006

6. We note the disclosure regarding the inaccuracies brought to light on November 22, 2005 by your auditors. Ensure that the disclosure in the company's Form 10-KSB for the fiscal year ended December 31, 2005 regarding the company's disclosure controls and procedures is prepared giving appropriate consideration to the inaccuracies brought to light on November 22, 2005. Explain how that information impacted the evaluation of the effectiveness of the disclosure controls and procedures and the certifying officers' conclusions with respect thereto.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 if you have any questions. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc. Louis Zehil, Esq.
   by facsimile: 212-548-2175